SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No        X

Results of the Annual General Meeting of Shareholders for Fiscal Year 2004

The annual general meeting of shareholders of Woori Finance Holdings was held on March 28, 2005 and all five agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 28, 2005; 10:00 a.m.

•	Venue: 203, Hoehyon-dong 1-ga, Woori Bank head office building, 5th floor, Chung-ku, Seoul, Korea

•	Agenda:

1)	Approval of non-consolidated financial statements for the fiscal year 2004

- Resolution relating to Woori Finance Holdings’ dividend payment

2)	Appointment of directors

a) Standing Director

     -  Seung-Hee Park (New)

b) Non-standing Directors

     -  Je-Hoon Lee (Incumbent)

     -  Sung-Tae Ro (Incumbent)

     -  Oh-Seok Hyun (Incumbent)

     -  Do-Soung Choi (Incumbent)

     -  Chung-Sook Moon (Incumbent)

     -  Sung-Hwan Bae (Incumbent)

     -  Woon-Youl Choi (New)

3)	Appointment of candidates for the members of the Audit Committee who are non-standing directors

- All 7 non-standing directors appointed

4)	Approval of directors’ compensation limit

5)	Managements’ stock option rights disapproved

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 28, 2005	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim
	Title:	Director